PACIFIC GAS AND ELECTRIC COMPANY

77 BEALE STREET

P.O. BOX 770000

SAN FRANCISCO, CALIFORNIA 94177

October 22, 2021

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michelle Stasny – Structured Finance
Arthur Sandel – Structured Finance

Re:	Pacific Gas and Electric Company
PG&E Recovery Funding LLC
Registration Statement on Form SF-1
File Nos. 333-256944 and 333-256944-01

Dear Ms. Stasny and Mr. Sandel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pacific Gas and Electric Company (PG&E) and PG&E Recovery Funding LLC (together with PG&E, the “Registrants”), hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on October 26, 2021 at 9:00 a.m. E.D.T., or as soon as practicable thereafter.

Please call or email Michael F. Fitzpatrick, Jr. of Hunton Andrews Kurth LLP at (212) 309-1071 or mfitzpatrick@huntonak.com as soon as the registration statement has been declared effective.

Very truly yours,

Pacific Gas and Electric Company

By:	/s/ Brian M. Wong
Name:	Brian M. Wong
Title:	Vice President, General Counsel and Corporate Secretary

cc:	Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP